
May 13, 2014

Via E-mail
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re: salesforce.com, inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed March 5, 2014**
> **File No. 001-32224**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.   We note that in your earnings call for the quarter ended January 31, 2014, you discuss the number of transactions delivered during the quarter and the percentage increase over the comparable quarter. However, we were not able to locate disclosure of this metric in your Form 10-K. Please tell us what consideration was given to disclosing this metric in MD&A. In this regard, tell us whether the number of transactions delivered is a key

> performance indicator for your business. Refer to Section III.B.1 of SEC Release 33-8350.

Liquidity and Capital Resources, page 52

2.   We note that in response to comment 1 in your letter dated September 17, 2012, you indicated that you would revise future filings to include additional discussions of significant fluctuations in working capital accounts including a specific discussion of [DSO] and the relationship of this metric to deferred revenue, as well as other factors to the extent applicable." However, we further note that you have not provided such disclosure. Please tell us what consideration was given to explaining the underlying causes of significant changes in accounts receivable including a discussion of DSO and changes therein. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

Non-GAAP Financial Measures

Non-GAAP gross profit, Non-GAAP operating profit and Non-GAAP net income

Income Tax Effects and Adjustments, page 56

3.   We note that your non-GAAP tax provision excludes the tax effects of adjustments to GAAP net loss and certain tax items not directly related to the current fiscal year's ordinary operating results. We further note your disclosure that such tax items "include, but are not limited to, changes in the valuation allowance related to deferred tax assets, certain acquisition-related costs and unusual or infrequently occurring items." Please provide us with the calculation of the tax effects and adjustments for the periods presented. Refer to Compliance and Disclosure Interpretation Question 102.11 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant